September 29, 2008

William D. Kyle, President
Enterprise V Corporation
5976 20th Street, No 177
Vero Beach, Florida 32966

      RE: **Enterprise V Corporation**
            Amendment No. 1 to Form 10
            Filed September 16, 2008
            File No. 0-53322

Dear Mr. Kyle:

   We have completed our review of your Form 10 and have no further comments at this time.

                                   Sincerely,

                                   John Reynolds,
                                   Assistant Director

cc: Robert Smith
     via fax (772) 539-8372